Exhibit 99.1
Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7
Autonomous City of Buenos Aires, June 27, 2024.

To: Comisión Nacional de Valores (Argentine Securities Commission)

Ref.: Notice of Material Event, dated June 27, 2024, regarding an administrative procedure filed by the Argentine Securities Commission initiated on April 30, 2024.

To whom it may concern,

We are writing to submit a copy of the relevant event published today by our subsidiary Banco de Galicia y Buenos Aires S.A.U. (“The Bank”) as follows:

“We are writing to inform to the Argentine Securities Commission (the "CNV") that, as of today, the Argentina Central Bank (the "BCRA") debited the sum of Ps. 28,837,892,152.80 from the account of Banco de Galicia y Buenos Aires S.A.U. (“the Bank”) at the BCRA.
The debit was made as acceptance of a voluntary proposal made by the Bank to the BCRA, offering full compensation for the alleged damage claimed by the BCRA as a result of the exercise of a liquidity option by the Bank in February 2024, and without including any potential penalties derived from BCRA regulations.
This offer aims to restore the trust historically built by the Bank with the BCRA throughout its extensive trajectory, as well as to repair its reputation and that of its affiliated companies and the individuals under investigation by this Commission, which was affected by the public dissemination of the case.
Said proposal was made without acknowledging any facts or rights related to the circumstances subject to investigation by the CNV in the administrative proceeding No. 87/2024.
The debited amount consists of Ps. 23,072,000,000 as principal and Ps. 5,765,892,152.80 as interest, which were determined by applying the BCRA's passive repo rate.”
Additionally, we inform that the amount made available by the Bank of Ps. 23,072 million, which was indicated as a possible penalty in the relevant event published by this company on May 22, 2024 (AIF # 3203698), related to the administrative proceeding No. 87/2024 of that Commission, and which corresponds to the alleged damage claimed by the Argentine Central Bank.

Exhibit 99.1

Any potential sanction that this Commission may determine within the framework of the aforementioned administrative proceeding, whose applicability and characteristics cannot be determined to date, will be defined within the framework established by the Capital Markets Law No. 26,831.

Yours faithfully,

A. Enrique Pedemonte Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183